

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 19, 2010

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

      Re: **Wound Management Technologies, Inc**.
              Forms 10-K for the year ended December 31, 2009 and 2008
              File No. 0-11808

Dear Mr. Haire:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief